Filed Pursuant to Rule 253(g)(2)
File No. 024-10926

FUNDRISE GROWTH EREIT III, LLC

SUPPLEMENT NO. 4 DATED JULY 5, 2019
TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT III, LLC (“we”, “our” or “us”), dated December 21, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 13, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – SW4 JV LP

On June 28, 2019, we directly acquired ownership of a “majority-owned subsidiary”, SW4 JV LP (the “RSE SW4 Controlled Subsidiary”), for an initial purchase price of $40,877,070, which is the initial stated value of our equity interest in the RSE SW4 Controlled Subsidiary (the “RSE SW4 Investment”). The RSE SW4 Controlled Subsidiary used the proceeds to close on the acquisition of four stabilized garden-style multifamily properties totaling 1,616 units located in the Dallas-Fort Worth MSA.  The four acquired assets are presented in detail in the table below (together, the “RSE SW4 Portfolio Property”). The closing of the initial RSE SW4 Investment and the RSE SW4 Portfolio Property occurred concurrently.

RSE SW4 Portfolio Property
Asset Name	Address	Fundrise Growth eREIT III , LLC Funding Used for Acquisition	Year Built	Number of Units	Approximate Rentable Square Feet	Approximate Occupancy at Acquisition
Meadows of Bedford	1400 Sierra Springs Drive, Bedford, TX 76021	$11,925,090	1984	490	372,000	95%
Remington Hill	5701 Overton Ridge Blvd, Fort Worth, TX 76132	$10,675,590	1986	440	339,000	95%
Rock Ridge	305 Ranch Drive, Arlington, TX 76018	$6,729,720	2003	226	211,500	96%
Summer Villas	17717 Preston Road, Dallas, TX 75252	$11,546,670	1984	460	328,000	95%
Totals		$40,877,070		1,616	1,250,500

The RSE SW4 Controlled Subsidiary is managed by American Landmark Apartments (“ALA”), which operates over 24,000 units across the southeast United States. ALA manages a diverse real estate portfolio valued in excess of $250 million.

Pursuant to the agreements governing the RSE SW4 Investment (the “RSE SW4 Operative Agreements”), our consent is required for all major decisions regarding the RSE SW4 Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the RSE SW4 Investment, paid directly by the RSE SW4 Controlled Subsidiary.

The RSE SW4 Portfolio Property was acquired for an aggregate purchase price of approximately $191,000,000. It is anticipated that the RSE SW4 Controlled Subsidiary will invest approximately $17,486,000 across all properties in hard cost renovations, which are expected to include unit renovations and enhancements to amenity spaces, and $7,214,000 in total soft costs, bringing the total combined project cost for the RSE SW4 Portfolio Property to $215,700,000. The renovations are expected to be complete within 12 to 24 months. Detailed financial data for the RSE SW4 Portfolio Property is presented in the table below.

Asset Name	Purchase Price	Projected RenovationHard Costs	Projected Renovation Soft Costs	Total Cost	SunTrust - FMAC Senior Loan Proceeds	Loan to Cost (“LTC”)
Meadows of Bedford	$56,750,000	$5,494,000	$2,056,000	$64,300,000	$40,916,000	63.6%
Remington Hill	$47,750,000	$4,775,000	$1,825,000	$54,350,000	$33,416,000	61.5%
Rock Ridge	$34,500,000	$1,975,000	$1,425,000	$37,900,000	$24,703,000	65.2%
Summer Villas	$52,000,000	$5,242,000	$1,908,000	$59,150,000	$36,508,000	61.7%
Totals/Averages	$191,000,000	$17,486,000	$7,214,000	$215,700,000	$135,543,000	62.8%

To finance the acquisition of the RSE SW4 Portfolio Property, four senior loans, $135,543,000 in aggregate, with ten (10) year initial terms at 3.78% interest rates with six years interest-only were provided by SunTrust - Freddie Mac (“the RSE SW4 Portfolio Senior Loans”). The remaining equity contributions to the RSE SW4 Controlled Subsidiary are being contributed 51% by the Company and 49% by ALA and its affiliates.

As of the closing date, the RSE SW4 Portfolio Senior Loans had an average LTC ratio of approximately 62.8%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership. Please see the table above for property specific LTC ratios.

The Dallas-Fort Worth market presents a sound investment opportunity arising from strong demographic growth, solid multifamily market fundamentals, and robust job growth.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Bedford, TX Apartments- Meadows of Bedford - SW4 JV LP	9.1% - 14.9%	$11,212	$124	6.0%	2.5%	2.5%	2.5%	10 years
Fort Worth, TX Apartments- Remington Hill - SW4 JV LP	9.1% - 14.2%	$10,853	$127	6.0%	2.5%	2.5%	2.5%	10 years
Arlington, TX Apartments- Rock Ridge - SW4 JV LP	10.0% - 15.2%	$8,738	$104	6.0%	2.5%	2.5%	2.5%	10 years
Dallas, TX Apartments- Summer Villas - SW4 JV LP	9.7% - 15.6%	$11,396	$158	6.5%	2.5%	2.5%	2.5%	10 years